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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

   Application Pursuant to Section 8(f) of the Investment Company Act of 1940
     ("Act") and Rule 8f-1 Thereunder for Order Declaring that a Registered Investment Company has Ceased to be an Investment Company under the Act

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [x]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Janus Adviser Series (the "fund" or the "Trust")

3.   Securities and Exchange Commission File No.: 811-09885

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application   [ ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

     151 Detroit Street
     Denver, CO 80206

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Rodney A. DeWalt, Esq.                  Stephanie Grauerholz-Lofton, Esq.
Janus Capital Group                     Janus Capital Group
151 Detroit Street                      151 Detroit Street
Denver, CO 80206                        Denver, CO 80206
(303) 336-4562                          (303) 394-6459

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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Janus Capital Management LLC
     151 Detroit Street
     Denver, CO 80206-4805
     (investment adviser)
     Telephone Number: (303) 333-3863

     INTECH Investment Management LLC
     CityPlace Tower
     525 Okeechobee Boulevard, Suite 1800
     West Palm Beach, FL 33401
     (subadviser)
     Telephone Number: (561) 775-1100

     Perkins Investment Management LLC
     311 S. Wacker Drive, Suite 6000
     Chicago, IL 60606
     (subadviser)
     Telephone Number: (312) 922-0355

     Janus Services LLC
     720 South Colorado Blvd. Suite 290A
     Denver, CO 80246-1929
     (transfer agent)
     Telephone Number: (303) 333-3863

     Janus Distributors LLC
     151 Detroit Street
     Denver, CO 80206
     (principal underwriter)
     Telephone Number: (303) 333-3863

     State Street Bank and Trust Company
     P.O. Box 0351
     Boston, MA 02117-0351
     (custodian)
     Telephone Number: (617) 985-1090

     Citibank, N.A.
     111 Wall Street, 24th Floor
     Zone 5
     New York, NY 10043
     (custodian)
     Telephone Number: 212-816-4027

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     Dresdner Bank AG
     1301 Avenue of the Americas
     New York, NY 10019
     (securities lending agent)
     Telephone Number: (212) 895-5030

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [x]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [x]  Open-end   [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

     The fund is organized as a Delaware statutory trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Janus Capital Management LLC
     151 Detroit Street
     Denver, CO 80206

     INTECH Investment Management LLC (subadviser)
     525 Okeechobee Boulevard, Suite 1800
     West Palm Beach, FL 33401

     Perkins Investment Management LLC (subadviser)
     311 S. Wacker Drive, Suite 6000
     Chicago, Illinois 60606

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

     Janus Distributors LLC (principal underwriter)
     151 Detroit Street
     Denver, CO 80206

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13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

     THE TRUST IS NOT A UIT.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes   [x]  No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-____

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [x]  Yes   [ ]  No

     If Yes, state the date on which the board vote took place:

     March 12, 2009

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ]  Yes   [x]  No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain:

     The Trust's Trust Instrument permits the termination of the Trust or a fund without shareholder approval under certain circumstances. Rule 17a-8 of the Investment Company Act of 1940, under certain conditions, also permits mergers without shareholder approval.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x]  Yes   [ ]  No

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     (a)  If Yes, list the date(s) on which the fund made those distributions:

          July 6, 2009

     (b)  Were the distributions made on the basis of net assets?

          [x]  Yes   [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [x]  Yes   [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes   [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          Not applicable.

17.  Closed-end funds only:

          Has the fund issued senior securities?

          [ ]  Yes   [ ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

          Not Applicable.

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [x]  Yes   [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

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19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes   [x]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes   [x]  No

     If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

          [ ]  Yes   [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes   [x]  No

     If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV.  INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

                                       Paid by The   Paid by The    Total per
                                          Trust        Adviser      Category
                                       -----------   -----------   ----------
(i)  Legal expenses:                        0         $1,249,463   $1,249,463
(ii) Accounting expenses:                   0         $  386,195   $  386,195
(iii)Other expenses (filing fees and
   related expenses):                       0         $5,287,100   $5,287,100
(iv)Total expenses (sum of lines
   (i)-(iii)above):                         0         $6,922,758   $6,922,758

     (b)  How were those expenses allocated?

          Expenses associated with the merger were allocated to Janus Capital Management LLC.

     (c)  Who paid those expenses?

          See Item 22(a) above.

     (d)  How did the fund pay for unamortized expenses (if any)?

          There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes   [x]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes   [x]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes   [x]  No

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     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger: Janus Investment Fund

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-01879

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                          Date Agreement
File Number   Form Type        Filed
-----------   ---------   --------------
333-158033    N-14/A      May 7, 2009
333-158024    N-14/A      May 7, 2009
333-158021    N-14/A      May 7, 2009
333-158034    N-14/A      May 7, 2009
333-158022    N-14/A      May 7, 2009
333-158030    N-14/A      May 7, 2009
333-158028    N-14/A      May 7, 2009
333-158023    N-14/A      May 7, 2009
333-158035    N-14/A      May 7, 2009
333-158031    N-14/A      May 7, 2009
333-158027    N-14/A      May 7, 2009
333-158026    N-14/A      May 7, 2009
333-158025    N-14/A      May 7, 2009
333-158029    N-14/A      May 7, 2009
333-158032    N-14/A      May 7, 2009

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Janus Adviser Series (ii) she is the Vice President, Chief Legal Counsel and Secretary of Janus Adviser Series, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                        /s/ Stephanie Grauerholz-Lofton
                                        ----------------------------------------
                                        Stephanie Grauerholz-Lofton
                                        Vice President, Chief Legal Counsel and
                                        Secretary Janus Adviser Series